Bay Bridge Food & Produce Company

3550 S. Harlan St. 284

Denver, Colorado 80235

October 10, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Amendment No. 2 to Registration Statement on Form S-1/A
Filed August 16, 2013

Ladies and Gentlemen:

On behalf of  Bay Bridge Food and Produce Company, Inc., a Delaware corporation (the “Company”), we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of Amendment No.3 to the captioned Registration Statement on Form S-1, (the “Amendment”), for the registration of 500,000 shares of the Company’s common stock, including one complete copy of the exhibits listed in the Amendment as filed therewith.

The Amendment responds to the comments received from the staff of the Commission by letter, dated August 28, 2013.

To facilitate the staff’s review, the numbered paragraphs below correspond to the numbered paragraphs in the letter of the Commission’s comments.  Unless otherwise provided herein, all page numbers referred to in this letter correspond to the page numbers of the original filing and capitalized terms used herein that are not otherwise defined herein have the meanings ascribed to them in the Amendment.   The Staff’s comments are in plain type.  Our answers are in bold.

Summary Information About Bay Bridge, page 7

Produce Industry, page 7

1.

We note your response to prior comment 7. Please remove references to “proven technology” from the last sentence of the second to last paragraph on page 7.

We agree with the Staff and have removed the reference to proven technology

Power Industry, page 8

2.

We note your response to prior comment 8. Please discuss concretely and quantifiably the anticipated efficiency and operating costs of your proposed power generating facility. Additionally, please define and quantify “average” and “above average” efficiency.

We appreciate the Staff’s comment.  We are not able to explicitly quantify the savings associated with the CEA technology at this time.  Therefore, we have taken out all references to average and above average efficiency.

3.

We note your response to prior comment 9. Please substantiate your statement that the cost per kilowatt hour of energy produced “should be lower than these legacy technologies” or remove this disclosure.

Pursuant to the request of the Staff, we have eliminated the statement about the cost per kilowatt compared to legacy technologies.

4.

We note your response to prior comment 11. Please quantify the projected monthly power generating output in kilowatt hours and substantiate this estimate. Additionally, to the extent that power generating capacity varies based on the extent of the utilization of each facility, please provide quantitative and qualitative discussion.

Pursuant to the Staff, we have qualified the factors that are important in regards to selecting sites, but we are unable to quantify them at this time.

5.

We note your revised disclosure in the second paragraph on page 9. Please add a risk factor describing the risks related to obtaining the appropriate permits for the generation and distribution of power. Please also revise the Government Regulation section to discuss all required federal, state, and local government approvals.

Pursuant to the Staff request, we have added these disclosures in the Governmental regulation section and have added an explicit Risk Factor under “Risks Related to Investing in Our Business.”

Dilution of the Price You Pay for Your Shares, page 19

6.

In the second sentence, please clarify that your net tangible book value per share at June 30, 2013 is ($0.001) rather than $0.0001. In the third and fourth sentences, please clarify that your pro forma net tangible book value at June 30, 2013 (rather than January 31, 2013) would have been $39,566 or $0.007 per share (rather than $45,000 and $.0082, respectively), resulting in an immediate dilution to purchasers in the IPO of $0.093 per share (rather than $0.0902).

We agree with the Staff and have changed and clarified the disclosure.

Plan of Distribution, page 20

7.

We note your response to prior comment 20 and reissue. You refer several times to “Selling Security Holders” in the first seven paragraphs of this section, although elsewhere it appears this is a primary offering. Please revise accordingly. Please also discuss the terms of the offering and the procedures for subscribing, and disclose in what circumstances you reserve the right to terminate the offering for reasons other than because of expiration of the offer period.

We agree with the Staff and have readdressed this entire section.  The Company will receive all the proceeds from the sale of the Offering, which is how it is now stated in the Registration.

Business, page 23

8.

We note your revised disclosure in the third paragraph of this section. Please describe how the yield from heirloom tomato plants is measured and disclose, if known, the anticipated yield per plant per month and your basis for this estimate. Please also discuss the estimated days to harvest for heirloom tomatoes.

Pursuant to the Staff’s Request, we have added these disclosures

9.

Additionally, please substantiate your estimate that 200 plants will generate $60,000 revenues monthly. Please note that management’s projections must have a reasonable basis. Refer to Item 10(b) of Regulation S-K.

We agree with the Staff and have substantiated the basis for our belief, which is based on a 50% yield and an average wholesale price of $6 per pound.

10.

We note your response to prior comment 23. Please balance your discussion of projected revenues by disclosing the estimated fixed and variable costs per row (or per plant) or discuss why you are unable to estimate these costs at this time.

We agree with the Staff and have added details about fixed and variable costs per row.

11.

We note your response to prior comment 15. Please discuss the economics of distributing power via micro grids over what appears to be a relatively small, localized area. Additionally, please add a risk factor describing the attendant risks.

We have added this disclosure per the request of the Staff and the requisite risk factor in this regard.

12.

We have reviewed your disclosure made in response to prior comment 29 regarding the four sources of revenue. In the penultimate paragraph under this heading, please expand your discussion to describe how you intend to generate sales from the (i) use of electric power generated to establish cold storage and frozen storage facilities at a CEA facility; and (ii) use of the electric power generated to establish a co-location data storage center.

In this regard, we note your disclosure in the last paragraph that you believe you will have so much excess power that you may be able to either provide cold storage for agricultural products or run a data center. Also, please revise the description of your revenue sources to indicate the use of the electric power will be primarily for purposes of sales to third parties, and consider referring to these last two sources as potential ancillary sources of revenue in the event you have excess power. Include similar disclosure at the beginning of your MD&A.

Per the request of the Staff, have expanded our disclosure here and in the MD&A section to reflect that we will primarily sell excess power to third parties.

Government Regulation, page 27

13.

We note your response to prior comment 26. Please specifically discuss the New York State Economic Recovery Development Authority grant program you reference in the fifth paragraph of page 8. Additionally, it appears you intend to lease the power generating function from IBM. Please discuss whether the fact that you anticipate leasing, as opposed to owning, the power generating function would affect your eligibility for the NYSERDA grant program.

We have reviewed the Staff’s comment and would like to point out to the Staff that we may not apply for a NYSERDA grant, but claim that the grant itself shows the acceptance of the concept.

Plan of Operation, page 28

14.

We note your response to prior comment 22. Please explain what Brix testing is, who conducts the test, and how you will use it to measure the quality of your produce.

We agree with the comment of the Staff and have explained Brix testing in further detail.

Liquidity and Capital Resources, page 29

15.

Please provide a table that outlines your business plan in phases or stages along with the total estimated costs to complete your business plan and commence operations. Also, please ensure that your disclosure of the total estimated costs is consistent throughout the prospectus.

We have quantified the cost and timeframes of our business plan per the Staff’s request

Background of Officers and Directors, page 31

16.

We note your response to prior comment 28. Please revise Mr. Duke’s biography by disclosing the dates of each of the experiences you describe.

We have added this detail per the request of the Staff

Related Party Transactions, page 33

17.

We note your response to prior comment 3. Please describe the material terms of the transaction with Mr. Duke, including the date of the transaction and the consideration received by Mr. Duke.

We have added this detail per the request of the Staff

Exhibit 5.1

18.

The language “unless and until we revoke such consent” is an inappropriate qualification of counsel’s consent. Please have counsel revise accordingly. Additionally, please file counsel’s revised consent as an exhibit 23.

Counsel has removed the requested language as requested by the Staff.

Exhibit 99.1

19.

We note your response to prior comment 30. The revised subscription agreement includes provisions that do not appear relevant or appropriate for a public registered offering of securities. We note, for example, references to exemptions from registration under the Securities Act. Please revise accordingly. Alternatively, if you intend to limit the offering to accredited investors or include minimum suitability conditions, revise the Plan of Distribution and summary sections to disclose these material terms of the offering.

We have changed the Security Purchase Agreement as a result of the request of the Staff

Other

20.

Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

We thank the Staff for their suggestion.  We will update financial statements as appropriate.

21.

Amendments should contain a currently dated accountants’ consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

We thank the Staff for the reminder and will continue to update the Auditors’ consent each time we file

/s/ Andrew Duke

Andrew Duke

President and Director

Principal Executive Officer

Principal Financial Officer

Principal Accounting Officer